Continental Resources, Inc.	Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Year Ended December 31,						Six Months Ended June 30,
	Pro forma	Historical					Pro forma	Historical
	2009	2009	2008	2007	2006	2005	2010	2010
Earnings
Income before income taxes	110,008	110,008	518,530	296,777	252,956	195,446	281,373	281,373
Plus: Fixed charges	72,945	23,232	12,188	12,939	11,310	14,220	36,892	20,484
Less: Capitalized interest	—	—	—	—	—	—	(221)	(221)
Pro forma adjustments:
Plus: Reduction in revolver interest expense	13,634	—	—	—	—	—	2,059	—
Less: Interest expense on Senior Notes	(61,528)	—	—	—	—	—	(17,967)	—
Less: Amortization of Senior Notes costs	(1,819)	—	—	—	—	—	(500)	—

Earnings, as defined	133,240	133,240	530,718	309,716	264,266	209,666	301,636	301,636

Fixed charges
Interest expense	23,232	23,232	12,188	12,939	11,310	14,220	20,263	20,263
Capitalized interest	—	—	—	—	—	—	221	221
Pro forma adjustments:
Less: Reduction in revolver interest expense	(13,634)	—	—	—	—	—	(2,059)	—
Plus: Interest expense on Senior Notes	61,528	—	—	—	—	—	17,967	—
Plus: Amortization of Senior Notes costs	1,819	—	—	—	—	—	500	—

Fixed charges, as defined	72,945	23,232	12,188	12,939	11,310	14,220	36,892	20,484

Ratio of earnings to fixed charges	1.8x (1)	5.7x	43.5x	23.9x	23.4x	14.7x	8.2x (1)	14.7x

(1)

Adjusted to give effect to a pro forma increase in interest expense resulting from the issuance of the notes on April 5, 2010, the September 2009 issuance of our 8 1/4% Senior Notes due 2019, and the September 2010 issuance of our 7 1/8% Senior Notes due 2021 and the utilization of the net proceeds from the sale of those notes to repay indebtedness that was outstanding under our revolving credit facility during the six months ended June 30, 2010 and year ended December 31, 2009, as applicable, as if the issuance of those notes had occurred on January 1, 2010 and January 1, 2009, respectively.